Exhibit 2.1
EXECUTION VERSION

Vale S.A.
Praia de Botafogo, 186, 20th floor
Botafogo, Rio de Janeiro, RJ, CEP 22250-145

Strictly Private and Confidential
The Mosaic Company
Atria Corporate Center, Suite E490
3033 Campus Drive
Plymouth, Minnesota 55441
Attention:    Richard L. Mack
Executive Vice President and Chief Financial Officer

December 28, 2017

Dear Rich:
Reference is made to that certain Stock Purchase Agreement, dated as of December 19, 2016 (the “Purchase Agreement”), by and among The Mosaic Company, a Delaware corporation (“Buyer”), Vale S.A., a stock corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil (“Parent”), and Vale Fertilizer Netherlands B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (together with Parent, the “Sellers”). Capitalized terms used but not defined in this letter agreement shall have the meanings set forth in the Purchase Agreement.
Notwithstanding anything to the contrary in the Purchase Agreement, upon the terms and subject to the conditions set forth in this letter agreement, the Sellers and Buyer desire for all of the issued and outstanding capital stock of TUF Empreendimentos e Participações S.A. (“TUF”) owned by the Company, other than 15,745,166 shares of such capital stock, to be transferred to the Sellers and/or their Subsidiaries (other than the Company Group) (the shares so transferred, and any equity interests into which such shares are converted or exchanged, including as a result of the consummation of any merger of TUF into Ultrafertil (as defined herein), the “TUF Shares”). In connection therewith, the Sellers and Buyer desire to amend the Purchase Agreement, to provide certain waivers and consents, and to agree to certain other matters, in each case as provided herein. Accordingly, in consideration of the mutual agreements of the Sellers and Buyer as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sellers and Buyer hereby agree as follows (and Buyer hereby consents to the following matters for all purposes under the Purchase Agreement):

1.	Sale of TUF Shares.

a.
Concurrently with the execution of this letter agreement, Parent, the Company and Buyer shall enter into a purchase agreement in the form attached as Exhibit A hereto (the “TUF Purchase Agreement”) (it being understood that the TUF Purchase Agreement shall be deemed not to constitute a Related Party Contract for purposes of the Purchase Agreement) pursuant to which Parent or one of its Subsidiaries (other than the Company Group) shall purchase (the “Vale Purchase”) the TUF Shares for an amount in cash specified in the TUF Purchase Agreement (the “TUF Purchase Price”); it being understood that Parent may designate any of its Subsidiaries to purchase the TUF Shares, provided, however, that upon such designation, Parent will continue to be obligated to perform its obligations set forth in this Section 1.

b.
The consummation of the Vale Purchase pursuant to the TUF Purchase Agreement shall be conditioned upon VLI Multimodal S.A. (“VLI”) declining to, or failing to timely, exercise its right of first refusal (the “VLI ROFR”) with respect to a transfer of the TUF Shares under the Shareholders’ Agreement (Acordo de Acionistas) of TUF, dated as of August 21, 2013 (the “TUF Shareholders’ Agreement”), by and between the Company and VLI, or exercising such right but failing to timely purchase the TUF Shares (the exercise of such right and VLI’s subsequent purchase of the TUF Shares pursuant thereto, the “VLI Purchase”).

c.
Parent shall have the right to control all matters relating to compliance of the sale of the TUF Shares with the TUF Shareholders’ Agreement (including with respect to VLI’s right of first refusal), the Comfort Letter, the BNDES Loan Agreement and the Pledge Agreement, and from and after the Closing and until the earlier of the consummation of the Vale Purchase and the VLI Purchase, Buyer shall and shall cause the Company to: (i) comply with all obligations under the TUF Purchase Agreement in all material respects; and (ii) take all other actions reasonably requested by Parent in connection with the Vale Purchase, the VLI Purchase or VLI’s right of first refusal with respect to a transfer of the TUF Shares under the TUF Shareholders’ Agreement (including amending the TUF Purchase Agreement as reasonably requested by Parent) in a manner that does not adversely affect the Company or its Affiliates.

d.
From and after the Closing, to the extent permitted by applicable Law, Buyer shall and shall cause the Company to (i) take all actions reasonably necessary to effect the amendments, modifications or other changes to, or, as applicable, the waiver, cancellation, termination or expiration of, the rights set forth in Exhibit B hereto, in each case, to the extent requested by Parent (it being understood that (x) such actions may be taken concurrently with or promptly following the Closing and that Parent may make multiple such requests and (y) such actions shall be structured so as not to affect the rights of any future holder of the TUF Shares other than the Company, unless so requested by Parent) (the amendments, modifications or other changes to, or, as applicable, the waiver, cancellation, termination or expiration of, the rights set forth in Exhibit B, the “TUF Amendments”) and (ii) until the TUF Amendments become effective, exercise all rights under the TUF Shareholders’ Agreement (including any voting right of, or right to appoint, or request any change of, directors or officers of TUF or Ultrafertil S.A. (“Ultrafertil”)) and the Comfort Letter or otherwise with respect to the TUF Shares and any shares of issued and outstanding capital stock of TUF owned by the Company which will not be transferred pursuant to the TUF Purchase Agreement (and any equity interests into which such shares are converted or exchanged, including as a result of the consummation of any merger of TUF into Ultrafertil) as directed (and only as directed) by Parent, other than those rights that the Company and its Affiliates would have thereunder or with respect thereto if the TUF Amendments had already become effective (such rights, the “Retained TUF Rights”) (it being understood that (A) for the avoidance of doubt, from and after the Closing, Buyer and its Affiliates (including the Company Group) shall have the right to exercise all of the Retained TUF Rights in Buyer’s sole and absolute discretion, including with respect to the Company’s rights relating to renewing the services agreements to which it and Ultrafertil are parties pursuant to Section 11.3 of the TUF Shareholders’ Agreement, (B) until the earlier of the consummation of the Vale Purchase and the VLI Purchase and the termination of the TUF Purchase Agreement in accordance with its terms, Buyer shall provide Parent three (3) Business Days’ prior written notice of its or its Affiliates’ exercise of any Retained TUF Rights, and (C) notwithstanding anything to the contrary in the Purchase Agreement, the Sellers may take, or cause the Company, TUF, Ultrafertil or any other member of the Company Group (or any of such Person’s respective Subsidiaries) to take any or all of the actions described in clauses (i) and (ii) prior to, or concurrently with, the Closing).

e.
Buyer and the Sellers agree that the Purchase Price shall include, in addition to the Cash Purchase Price and the Buyer Shares, an amount in cash equal to up to one hundred and fifty million dollars ($150,000,000). Buyer’s obligation to pay this portion of the Purchase Price (the “Outstanding Buyer Payment Obligation”) shall be satisfied as follows:

i.
If the VLI Purchase is consummated, Buyer or its designee shall pay and deliver to Parent and/or its designee as promptly as practicable all proceeds (without deduction or withholding for or on account of any Taxes imposed by any Governmental Authority (provided, that any designee of Parent is organized under the laws of the Federative Republic of Brazil)) received by the Company in connection with the consummation of the VLI Purchase, and such payment and delivery shall be in full satisfaction of the Outstanding Buyer Payment Obligation.

ii.
If the Vale Purchase is consummated, Buyer or its designee shall, simultaneously with or upon receipt by the Company of the TUF Purchase Price, pay and deliver to Parent and/or its designee an amount in cash equal to TUF Purchase Price (without deduction or withholding for or on account of any Taxes imposed by any Governmental Authority (provided, that any designee of Parent is organized under the laws of the Federative Republic of Brazil)) in full satisfaction of the Outstanding Buyer Payment Obligation.

f.	If neither the Vale Purchase nor the VLI Purchase has been consummated on or prior to the termination of the TUF Purchase Agreement in accordance with its terms:

i.	Parent shall be deemed to have released Buyer from the Outstanding Buyer Payment Obligation.

ii.
As and when requested by Parent, Buyer shall as promptly as reasonably practicable use its reasonable best efforts, at and in accordance with Parent’s reasonable directions, to sell the TUF Shares in an alternative transaction (the “Third Party Sale”). To the extent that Parent requires Buyer or the Company to agree to any obligation in connection with the Third Party Sale that is not reflected in the TUF Purchase Agreement, Parent shall indemnify, defend and hold harmless the Buyer Indemnified Persons for their Losses to the extent arising from such additional obligation arising from the Third Party Sale. Buyer shall pay and deliver to Parent, without deduction or withholding for or on account of any Taxes imposed by any Governmental Authority, (i) all proceeds received by Buyer or any of its Affiliates arising from such sale, minus (ii) all Tax Liabilities and reasonable and documented costs and expenses incurred by Buyer or its Affiliates as a result of the transactions contemplated by this Section 1.f.ii.

g.
From and after the Closing Date until the earliest of the consummation of the Vale Purchase, the VLI Purchase and the Third Party Sale, to the extent permitted by applicable Law, Buyer shall promptly pay to Parent amounts equal to all of the economic and operational benefits (including dividends and other distributions received by the Company) less any Tax Liabilities incurred by Buyer or any of its Affiliates with respect to such benefit, and Parent shall promptly reimburse or otherwise indemnify Buyer for all of the economic and operational burdens (including capital contributions required to be paid by the Company), arising from the Company’s ownership of the TUF Shares.

h.
For all purposes of the Purchase Agreement (including for purposes of Article VIII, Article X and Article XI thereof), all representations and warranties by the Sellers shall be deemed to have been made and shall be made, and all covenants and agreements of the Sellers shall be deemed to have been performed and complied with and shall be applicable, and the transactions contemplated thereby shall be consummated, as if (i) each of TUF, Ultrafertil and their respective Subsidiaries had not been Company Joint Ventures, (ii) each of TUF, Ultrafertil and their respective Subsidiaries and their respective business operations had not been part of the Business and (iii) each of the TUF Shareholders’ Agreement, the Comfort Letter, the BNDES Loan Agreement and the Pledge Agreement had not been Material Contracts.

i.
Buyer acknowledges and agrees that the Sellers, TUF and Ultrafertil, and any of their respective Affiliates (other than, following the Closing, the Company Group) may take and perform, or cause to be taken or performed, any and all further actions, and execute and deliver any and all other agreements, certificates, instruments and documents reasonably required in order to consummate the Vale Purchase or the VLI Purchase in accordance with the TUF Purchase Agreement and this letter agreement.

j.
Notwithstanding anything to the contrary in Section 5.02 of the Purchase Agreement, from the date of this letter agreement until the earlier of (i) the Closing and (ii) the termination of the Purchase Agreement in accordance with Section 10.01 of the Purchase Agreement, the Sellers shall not, and shall cause their respective Affiliates (including the members of the Company Group) not to, directly or indirectly, transfer the TUF Shares to any Person other than pursuant to the consummation of the Vale Purchase or the VLI Purchase without the prior written consent of Buyer. From and after the Closing Date until the earlier of the consummation of the Vale Purchase and the VLI Purchase, Buyer shall not, and shall cause its Affiliates (including the members of the Company Group) not to, directly or indirectly, transfer the TUF Shares to any Person without the prior written consent of Parent other than pursuant to the consummation of the Vale Purchase or the VLI Purchase.

k.
For the avoidance of doubt, if any merger of TUF into Ultrafertil is consummated, then, thereafter, any reference in this letter agreement to (i) TUF shall mean Ultrafertil as the surviving entity and legal successor of TUF and (ii) the TUF Shareholders’ Agreement shall mean any agreement which replaces such TUF Shareholders’ Agreement upon the consummation of such merger of TUF intro Ultrafertil.

l.	For all purposes of this letter agreement:

i.
the “Comfort Letter” shall mean that certain Comfort Letter, from VLI to the Company, dated as of December 29, 2014 (the “Comfort Letter”), pursuant to which, among other matters, VLI agreed to indemnify the Company for losses to the extent arising out of any default of the obligations of Ultrafertil under the BNDES Loan Agreement related to the pledge of shares TUF made to Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) of its shares in Ultrafertil;

ii.	the “BNDES Loan Agreement” shall mean that loan agreement, by and between Ultrafertil and BNDES, dated as of December 30, 2014; and

iii.	the “Pledge Agreement” shall mean the share pledge agreement entered into by BNDES, Pentágono S.A. DTVM, TUF and Banco Santander (Brasil) S.A., dated as of August 18, 2015.

2.	Amendments to the Purchase Agreement and Sellers Disclosure Schedules.

a.
The first clause of Section 2.04(a) of the Purchase Agreement, which reads “an amount in cash (the “Cash Purchase Price”) equal to one billion and two hundred and fifty million dollars ($1,250,000,000)” is hereby amended and restated in its entirety to read as follows: “an amount in cash (the “Cash Purchase Price”) equal to one billion and one hundred and fifty million dollars ($1,150,000,000)”.

b.
Section 2.04(a) is hereby amended by removing the word “and” at the end of clause (xiii) thereof and adding the following new clause (xiv) immediately following such clause (xiii): “(xiv) minus, the amount set forth in Part II of the CapEx Budget; and”.

c.
The definition of “Target Forfaiting Amount” set forth in Article I of the Purchase Agreement is hereby amended and restated in its entirety to mean: “an amount equal to ninety two million dollars ($92,000,000)”.

d.	The CapEx Budget set forth in Annex 5.01(a) of the Sellers Disclosure Schedules is hereby amended and restated in its entirety to read as set forth in Exhibit C hereto.

e.
Section 2.04(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows: “34,176,574 validly issued, fully paid and non-assessable shares of Buyer Common Stock, free and clear of all Encumbrances (the “Buyer Shares”)”.

f.
The first sentence of Section 2.03 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows: “The closing of the transactions contemplated by Section 2.01 of this Agreement (the “Closing”) shall take place (a) with respect to the transfer of the Shares, at the offices of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Sellers, located at Rua Professor Atílio Innocenti, 165, 14th Floor, São Paulo, SP 04538-000, Brazil, and (b) with respect to the transfer of the HoldCo Shares, at the offices of the Notary at Houthoff Buruma Coöperatief U.A., Weena 355, 3013 AL Rotterdam, the Netherlands, in each case at 8:00 a.m. (São Paulo time) on the later of (x) the following Business Day after all of the closing conditions set forth in Article VIII have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions which, by their nature, are to be satisfied at the Closing) and (y) January 8, 2018, or such other date, time or place as is mutually agreed upon by Buyer and Parent.”

g.	Section 10.01(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows: “By either Parent or Buyer, if the Closing shall not have occurred on or before January 16, 2018 (the “Termination Date”); provided, however, that a Party may not terminate this Agreement under this Section 10.01(b) if such Party is at such time in material breach of any covenant or agreement contained in this Agreement or that certain letter agreement, dated as of December 28, 2017, by and among the Sellers and Buyer.”

h.
Section 3.04(a) of the Purchase Agreement is hereby amended and restated to add a new sentence to the end of Section 3.04(a) which reads as follows: “Notwithstanding anything to the contrary in this Section 3.04(a), as of the Closing, the number of authorized, issued and outstanding shares of capital stock or other equity interests of the Company and the identity of each Person who holds such shares of capital stock or other equity interests of the Company shall be as set forth in Exhibit D to that certain letter agreement, dated as of December 28, 2017, by and among the Sellers and Buyer.”

i.
The definition of “Company Material Adverse Effect” in the Purchase Agreement is hereby amended to remove “and” immediately before clause (K) in the proviso thereof and to add the following new clause (L) immediately following such clause (K): “and (L) any Adverse Business Development (as defined in that certain letter agreement, dated as of December 28, 2017, by and among the Sellers and Buyer)”.

3.	Buyer Waivers and Other Agreements.

a.	Pursuant to Section 12.05 of the Purchase Agreement, Buyer hereby unconditionally and irrevocably waives:

i.	all of the closing conditions set forth in Sections 8.01 and 8.02 of the Purchase Agreement (other than the closing conditions set forth in Sections 8.01(c) and 8.02(e) of the Purchase Agreement);

ii.	its right to terminate the Purchase Agreement pursuant to Section 10.01(d) of the Purchase Agreement, except in the case of a Willful Breach by either Seller after the date of this letter agreement;

iii.
on its own behalf and on behalf of all Buyer Indemnified Persons, any right to indemnification such Persons may have pursuant to Section 11.02(a) or Section 11.02(b) of the Purchase Agreement in respect of Losses to the extent arising out of or resulting from any Adverse Business Development (as defined below) or the Completion of the Rural Property Restructuring (as defined below); and

iv.
effective as of and conditioned upon the completion of, the transfer of all of the issued and outstanding capital stock of Compañia Miski Mayo S.R.L. (the “CMMM Interests”) owned by Vale Exploraciones Chile Limitada (“Vale Chile”) to Vale Fertilizer International Holdings B.V. (“VFIH”) on or prior to the Closing Date (the “CMMM Disposition”), (A) the obligation and agreement by Parent under Section 2.01 of the Purchase Agreement to cause Vale Chile to sell, assign, convey, transfer and deliver to Buyer all of the CMMM Interests (including all of Vale Chile’s right, title and interest therein) and (B) subject to clause (b) below, each other representation, warranty, obligation and agreement of the Sellers set forth in the Purchase Agreement to the extent such other representation, warranty, obligation or agreement relates to the transfer of CMMM Interests from Vale Chile to Buyer.

b.	The Sellers and Buyer hereby agree that:

i.	“Adverse Business Development” shall mean any and all Effects relating to the Business of which Buyer has Knowledge as of the date of this letter agreement;

ii.
“Completion of the Rural Property Restructuring” shall mean any and all actions taken or failed to be taken by the Sellers, the Company Group or Brazil Landco that relate to the Rural Property in Brazil, the Brazil Rural Property Restructuring, or the Owned Real Property to the extent relating to the Rural Property in Brazil (in each case, including any purchase, sale, exchange or other substitution of any Rural Property in Brazil and the execution of any Commitments for the Granting of a Surface Rights Deed (Promessa de Concessão de Direito de Superfície) in respect thereof), of which Buyer has Knowledge of as of the date of this letter agreement; and

iii.
for all purposes of this Section 3.b (including for purposes of the definition of Adverse Business Development as it is used in the Purchase Agreement), “Knowledge” shall mean, as it relates to Buyer, the actual knowledge of the individuals set forth on Exhibit E hereto and on Section 1.01(b) of the Buyer Disclosure Schedules, in each case, after reasonable inquiry by such individual of the employees that report directly to such individual; and

iv.
Effective as of and conditioned upon the completion of the CMMM Disposition, (A) for purposes of the representation and warranty of the Sellers set forth in the third sentence of Section 3.04(c) of the Purchase Agreement, such sentence shall be deemed to be restated to read in its entirety as follows: “At the Closing, VFIH will be the record, legal and beneficial owner of, and hold good, valid and marketable title to, the CMMM Interests, free and clear of all Encumbrances” and (B) the Sellers, Vale Chile, VFIH, MVM Resources International B.V., Compañia Miski Mayo S.R.L. and any of their respective Affiliates may take and perform, or cause to be taken or performed, any and all further actions, and to execute and deliver any and all other agreements, certificates, instruments and documents in order to consummate the CMMM Disposition (including executing and delivering that Acta de Junta General Universal de Socios of Compañia Miski Mayo S.R.L., the preliminary and public deeds relating to the assignment of the Convenio de Participacionistas, the preliminary and public deeds relating to the CMMM Disposition and any applicable power of attorney or notarial certificate).

4.
No Admissions. Nothing in this letter agreement is intended to or shall be deemed to constitute an admission that, absent the foregoing, any of the matters described herein would give rise to or constitute any breach, inaccuracy or failure to perform by any Seller of any of its representations, warranties, covenants, agreements or obligations, or any right or remedy of Buyer, under the Purchase Agreement.

5.	Ancillary Agreements. Notwithstanding anything to the contrary set forth in the Purchase Agreement, including Section 5.13 thereof, Parent and Buyer hereby agree that:

a.	the Ancillary Agreements will be deemed not to be Related Party Contracts and will not be terminated prior to the Closing;
b.    the Sellers (or one or more of their respective Affiliates) and the Company shall enter into, execute and deliver the following Contracts prior to or on the Closing Date and that each such Contract shall be deemed not to be a Related Party Contract:

i.	Tolling Agreement (Contrato de Acondicionamento para Apresentação de Produto) in the form set forth in Exhibit F hereto;

ii.	Supply Agreement for Triple Superphosphate – TSP (Contrato de Fornecimento) in the form set forth in Exhibit G hereto; and

iii.	Consultancy Agreement, to be entered into by and between the Company and Vale International SA, in a form to be mutually agreed upon by the Parties; and

c.
the Sellers (or one or more of their respective Affiliates) shall enter into, execute and deliver the Section 362(e)(2)(C) Agreement in the form set forth in Exhibit H hereto prior to the Closing Date and that each such Contract shall be deemed not to be a Related Party Contract.

6.	Sellers’ and Buyer’s Authority Relative to this Letter Agreement.

a.
Each of the Sellers hereby represents and warrants to Buyer as follows: (i) each of the Sellers has all requisite corporate power and authority to execute, deliver and perform this letter agreement and to consummate the transactions contemplated hereby; (ii) the execution and delivery by each of the Sellers of this letter agreement, the performance by each of the Sellers of its obligations hereunder and the consummation by each of the Sellers of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate and other similar action on the part of each of the Sellers (including on the part of their respective boards of directors or similar governing bodies), and no other corporate or other similar actions or proceedings on the part of either Seller are necessary to authorize the execution, delivery and performance by such Seller of this letter agreement or the transactions contemplated hereby; (iii) each of the Sellers has duly and validly executed and delivered this letter agreement; and (iv) this letter agreement constitutes, assuming due execution and delivery hereof by all other parties hereto, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by the Enforceability Limitations.

b.
Buyer hereby represents and warrants to the Sellers as follows: (i) Buyer has all requisite corporate power and authority to execute, deliver and perform this letter agreement and to consummate the transactions contemplated hereby; (ii) the execution and delivery by Buyer of this letter agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate and other similar action on the part of Buyer (including on the part of its board of directors), and no other corporate or other similar actions or proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this letter agreement or the transactions contemplated hereby; (iii) Buyer has duly and validly executed and delivered this letter agreement; and (iv) this letter agreement constitutes, assuming due execution and delivery hereof by all other parties hereto, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by the Enforceability Limitations.

7.
References in the Purchase Agreement. After giving effect to this letter agreement, each reference in the Purchase Agreement to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the Purchase Agreement shall refer to the Purchase Agreement as amended by this letter agreement, and all references in the Sellers Disclosure Schedules and the Buyer Disclosure Schedules to “the Agreement” shall refer to the Purchase Agreement as amended by this letter agreement. Except as expressly provided in this letter agreement, all references in the Purchase Agreement, the Sellers Disclosure Schedules and the Buyer Disclosure Schedules to “the date hereof” and “the date of this Agreement” shall refer to December 19, 2016.

8.
No Changes to Purchase Agreement. Except as set forth in this letter agreement, the Purchase Agreement and all of the terms and conditions contained therein (as amended by this letter agreement) shall remain in full force and effect, and the Purchase Agreement and all of the terms and conditions contained therein are hereby reaffirmed, ratified and approved in all respects.

9.
Entire Understanding. This letter agreement, together with the Purchase Agreement (including the Sellers Disclosure Schedules and the Buyer Disclosure Schedules), the Confidentiality Agreement, the Ancillary Agreements, that letter agreement, dated as of March 6, 2017, by and between Parent and Buyer, and the TUF Purchase Agreement and those consents and authorizations relating to the Purchase Agreement exchanged by and between Parent and Buyer from time to time (including by electronic mail), sets forth the sole and entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby and thereby and supersedes any and all prior representations, warranties, agreements, arrangements and understandings, both written and oral, among the parties hereto relating to the subject matter hereof and thereof.

10.
Applicable Law. This letter agreement shall be governed by, and construed and enforced in accordance with, the internal Laws of the State of New York without giving effect to the principles of conflicts of law thereof.

11.	Submission to Jurisdiction.

a.
Buyer and Parent each irrevocably agree that the New York Courts shall have exclusive jurisdiction to settle any claims, differences or disputes which may arise out of or in connection with this letter agreement.

b.
Buyer and Parent each irrevocably and unconditionally submits to the jurisdiction of the New York Courts for such purpose and waives any objection it may now or hereafter have to the laying of the venue of any proceedings in any New York Court and any claim that any proceedings brought in any such court have been brought in an inconvenient forum. Each of Buyer and Parent further irrevocably agrees that a final judgment in any proceedings brought in an applicable New York Court shall be conclusive and binding upon the parties hereto and may be enforced in the courts of any other jurisdiction.

c.
EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS LETTER AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS

REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 11(c).

12.	Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same original instrument.
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IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed and delivered as of the date first above written.

VALE S.A.

By:	/s/ Patricia Rodrigues Scheel
	Name:	Patricia Rodrigues Scheel
	Title:	Attorney-in-Law

By:	/s/ Ivan M. Fadel
	Name:	Ivan M. Fadel
	Title:	Attorney-in-Law

[Signature Page to Letter Agreement]

VALE FERTILIZER NETHERLANDS B.V.

By:	/s/ Patricia Rodrigues Scheel
	Name:	Patricia Rodrigues Scheel
	Title:	Attorney-in-Law

[Signature Page to Letter Agreement]

THE MOSAIC COMPANY

By:	/s/ Mark Isaacson
	Name:	Mark Isaacson
	Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Letter Agreement]